The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

May 28, 2014

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Larry Greene, Division of Investment Management

Re:	The Royce Fund (the “Trust”)
File Nos. 002-80348 and 811-03599

Dear Mr. Greene:

                 This letter is in response to telephonic comments received from you regarding the preliminary Notice of Meeting, Proxy Statement, and form of proxy card (collectively, the “Preliminary Proxy Materials”) that were filed with the U.S. Securities and Exchange Commission (the “Commission”) on May 15, 2014 pursuant to Section 14(a) of the Securities Exchange Act of 1934 and Rule 14a-6 thereunder. The Preliminary Proxy Materials were filed in connection with the Special Meeting of Shareholders of Royce Special Equity Multi-Cap Fund, a series of the Trust, to be held on July 31, 2014.

                 Set forth below are the Commission staff’s comments in italics along with the Trust’s responses to those comments. Today, the Trust is filing the definitive Notice of Meeting, Proxy Statement, and form of proxy card (collectively, the “Definitive Proxy Materials”). The Definitive Proxy Materials incorporate the Trust’ responses to the Commission staff’s comments, provide required “record date” information, and include required information relating to the Trust’s proxy solicitor. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Definitive Proxy Materials.

1.	Comment: Please include the relevant Tandy representations in your response letter and submit such letter as stand-alone Edgar correspondence.

Response: The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the Definitive Proxy Materials; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the Definitive Proxy Materials; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Comment: Please provide information regarding “broker non-votes” and “abstentions” as required by Item 21(b) of Schedule 14A.

Response: The Definitive Proxy Materials contain the following disclosure regarding “broker non-votes” and “abstentions”.

“Under the New York Stock Exchange rules that govern brokers who have record ownership of Fund shares that are held in “street name” for their customers, who are the beneficial owners of the Fund shares, brokers have the discretion to vote such shares on routine matters, but do not have the discretion to vote such shares on non-routine matters. With respect to each of Proposal No. 1a, Proposal No. 1b, and Proposal No. 1c, it is not expected that brokers will be permitted to vote Fund shares in their discretion. Proxies that are returned but that are marked “abstain” or on which a broker-dealer has declined to vote on any proposal (“broker non-votes”) will be counted as present for the purposes of a quorum. Abstentions and broker non-votes will not be counted as votes cast. Therefore, abstentions and broker non-votes will have the same effect as a vote against each proposal as well as a vote against any adjournment.”

3.	Comment: Please avoid using “ALL CAPS” text in accordance with plain English principles.

Response: The requested changes have been made throughout the Definitive Proxy Materials.

4.	Comment: Please avoid referring to the investment approach employed by the Fund’s portfolio manager as “concentrated.”

Response: The Definitive Proxy Materials refer to the investment approach employed by the Fund’s portfolio manager as “focused” or “intensive.”

5.
Comment: Please split out the proposed classification change and the two proposed fundamental investment restriction changes as three separate proposals or “sub-proposals” rather than one proposal. The Trust may still, however, address these three separate proposals or “sub-proposals” in one section. In addition, please indicate what will happen in the event the required shareholder approvals are not received for all three of the proposals or “sub-proposals”.

Response: The requested changes have been throughout the Definitive Proxy Materials.

6.	Comment: Please make clear that, in the event the Fund’s shareholders approve all of the relevant proposals and the Fund becomes a “non-diversified” fund within the meaning of the 1940 Act, the Fund has no current intention to subsequently operate as a “diversified” fund within the meaning of the 1940 Act for 12 consecutive calendar quarters.

Response: The relevant disclosure has been added to the Definitive Proxy Materials.

*****

                 We believe that the revisions set forth in the Definitive Proxy Materials are responsive to the Commission staff’s comments. Please contact me at (212) 508-4578 if you have any related questions or comments.

Very truly yours,

/s/ John E. Denneen
John E. Denneen
General Counsel